UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Oriental Culture Holding LTD

(Name of Issuer)

Ordinary shares, par value of $0.00005 per share

(Title of Class of Securities)

G6796W107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Mun Wah Wan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,797,500[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,797,500[1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,797,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 18.57% [2]
12	Type of Reporting Person IN

1.	In his capacity as the sole shareholder and director of The Pride Group Holdings Limited, which in turn wholly-owns HKFAEx Group Limited.
2.	Calculated based on a total of 20,444,712 issued and outstanding ordinary shares of the Issuer as of December 31, 2020.

1	Name of Reporting Person The Pride Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,797,500[3]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,797,500[3]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,797,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 18.57% [2]
12	Type of Reporting Person CO

3.	In its capacity as holder of 100% of the equity interest in HKFAEx Group Limited.
4.	Calculated based on a total of 20,444,712 issued and outstanding ordinary shares of the Issuer as of December 31, 2020

1	Name of Reporting Person HKFAEx Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,797,500
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,797,500
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,797,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 18.57%[5]
12	Type of Reporting Person CO

5.	Calculated based a total of 20,444,712 issued and outstanding ordinary shares of the Issuer as of December 31, 2020

Item 1(a). Name of Issuer:

Oriental Culture Holding LTD (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

No. 2, Youzishan Road, Dongba Street,

Gaochun District, Nanjing City

Jiangsu Province 210000

People’s Republic of China

Item 2(a). Name of Person Filings:

Mun Wah Wan

The Pride Group Holdings Limited

HKFAEx Group Limited

Item 2(b). Address of Principal Business Office, or, if none, Residence:

Mun Wah Wan

Address: Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong

The Pride Group Holdings Limited

Address: Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands

HKFAEx Group Limited

Address: Unit 909, Level 9, Cyberport 2, Hong Kong

Item 2(c). Citizenship:

Mun Wah Wan— Hong Kong, China

The Pride Group Holdings Limited — British Virgin Islands

HKFAEx Group Limited - Hong Kong, China

Item 2(d). Title of Class of Securities:

Ordinary shares, par value of $0.00005 per share, of the Issuer.

Item 2(e). CUSIP No.:

G6796W107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2020:

	Amount beneficially owned	Percent of class(3)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Mun Wah Wan(1)	3,797,500	18.57%	3,797,500	0	3,797,500	0
The Pride Group Holdings Limited(2)	3,797,500	18.57%	3,797,500	0	3,797,500	0
HKFAEx Group Limited	3,797,500	18.57%	3,797,500	0	3,797,500	0

(1)	In his capacity as the sole shareholder and director of The Pride Group Holdings Limited, which in turn wholly-owns HKFAEx Group Limited.
(2)	In its capacity as holder of 100% of the equity interest in HKFAEx Group Limited.
(3)	Calculated based on a total of 20,444,712 issued and outstanding ordinary shares of the Issuer as of December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

Mun Wah Wan

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan

The Pride Group Holdings Limited

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan
Title:	Director

HKFAEx Group Limited

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan
Title:	Director